Exhibit 99.1

Dragon Victory International Limited Announces Changes to Board Composition

HANGZHOU, China, December 12, 2017 -- Dragon Victory International Limited (Nasdaq: LYL) (the “Company”), a company that offers reward-based crowdfunding opportunities and quality incubation services to entrepreneurs in China, today announced changes to its Board of Directors (the “Board”).

The Company announced that Mr. Hongyu Zhang was appointed by the Company’s Nominating Committee and approved by the Board as the director of the Company’s Board, effective immediately, to replace the departing director, Mr. Chao Fu Chen who has resigned on December 12 for personal reasons. Mr. Chen will continue to serve in his role as Chief Operating Officer in management team.

The Company announced that Mr. Wenbing Wang was appointed by the Company’s Nominating Committee and approved by the Board as an independent director of the Company’s Board, effective immediately, to replace the departing independent director, Mr. Shenghua Zheng who has resigned on December 12, 2017 for personal reasons. Mr. Wenbing Wang will also serve as the chairman of the Company’s Audit Committee.

The Company also announced that Mr. Bo Lyu was appointed and approved by the Board as the Company’s Board Secretary, effective immediately.

Mr. Hongyu Zhang has served as the Director of Sales for IBM Greater China Region Business Unit. and was appointed as the evaluation director of the Export-Import Bank of China Evaluation department. As a serial entrepreneur Mr. Zhang has founded a number of enterprises, and has received recognition for helping companies to achieve substantial growth in profits in recent years, with accurate investment judgment, unique strategic perspective, skilled capital operation and rigorous business management through numerous industry awards. Mr. Zhang graduated from China Foreign Affairs University and the University of Alberta.

Mr. Wenbing Wang has served in key roles in U.S. listed Chinese companies and prestigious financial institutions. In addition to investment banking and private equity experience at Credit Suisse First Boston (Hong Kong) Ltd., Century Investment Corporation, and Redwood Capital, Mr. Wang has served as the President and Chief Financial Officer of Fushi Copperweld. Mr. Wang holds a bachelor’s degree in Scientific English from University of Science and Technology Beijing and a MBA degree in Finance and Corporate Accounting from University of Rochester.

Mr. Bo Lyu has a long track record most recently as an investment manager in Hailiang Group Co. Ltd. and as the board secretary of Hailiang Education Group Inc. (Nasdaq: HLG) Mr. Lyu holds a bachelor’s degree in International Investment from Wuhan University and a master degree in Finance from the National Economics Department of Albert Ludwigs Universität Freiburg.

Mr. Jianjun Sun, Chairman and Chief Executive Officer of Dragon Victory International Limited, commented, “On behalf of LYL, I would like to thank Mr. Chao Fu Chen for his services for the Company as the director, and I believe Mr. Chen will continue to contribute more for the Company’s operational excellence as the Chief Operating Officer going forward.” Mr. Sun continued: “I, along with my fellow directors, would like to thank Mr. Shenghua Zheng for his contributions to our successful initial public offering in this year. We wish him the best in their future endeavors.”

Mr. Xiaohua Gu, Chief Financial Officer of Dragon Victory International Limited, added. “We are very pleased to welcome Mr. Hongyu Zhang, Mr. Wenbing Wang and Mr. Bo Lyu to join LYL with their extensive and successful experience in serving U.S. listed companies. As we continue to grow our business and strengthen our leadership position in Chinese crowdfunding industry, we are confident their expertise and background will bring additional value to our Company.”

About Dragon Victory International Limited

Incorporated in 2015 and headquartered in Hangzhou, Dragon Victory International Limited (“LYL” or the “Company”) offers reward-based crowdfunding opportunities in China to entrepreneurs and funding sources through a fast-growing reward-based crowdfunding platform. The online reward-based crowdfunding platform, 5etou, at www.5etou.cn and designed to enable small and medium sized companies, start-up companies and idea generators to raise funding from participants through the Internet. The Company also provides quality business incubation services and financial services to entrepreneurs and business entities with funding needs utilizing our crowdfunding platform. More information is available at www.dvintinc.com.

Forward-Looking Statements

This press release contains information about the Company’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. The Company encourages you to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

Company Contact:
Fred Gu, Chief Financial Officer
Email: gxh@dvintinc.com

Investor Contact:
Tina Xiao, President
Ascent Investor Relations LLC
Email: tina.xiao@ascent-ir.com
Phone: +1-917-609-0333